CM

06009079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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RECD S.E.C.
JUL 05 2006
603

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sicor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8141 North Main Street
(No. and Street)

Dayton, (City) Ohio (State) 45415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Merrick 937-890-1988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vanderhorst & Manning CPAs, LLC
(Name – *if individual, state last, first, middle name*)

6105 North Dixie Drive (Address) Dayton (City) Ohio (State) 45414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

07/24/2006 10:55 FAX 19378989202 MANNING & ASSOCIATES CPA 002

Received Fax : Jul 24 2006 10:50 Fax Station : TIS HOLDING INC p. 2

OATH OR AFFIRMATION

I, Gregory L. Merrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sicor Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

7.17.06

Notary Public

NOTARIAL SEAL STATE OF OHIO

LAWRENCE E. BARNARD
Notary Public, State of Ohio
My Commission Expires 12-08-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independant Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR Securities, Inc.

30 June 2006

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

RE: Early Warning Notice and
Amendment to 2005 Annual Audit

Dear Sir:

Several attempts have been made to forward these notices to you as noted by the fax call reports enclosed.

Pursuant to notice from the firm's NASD core examiner, I am forwarding copies to you via regular mail.

Sincerely,

Gregory L. Merrick
President

Enclosures (8)

8141 North Main Street • Dayton, OH 45415 • 888.221.3101
Member NASD • MSRB • SIPC
Registered Investment Advisor

SICOR Securities, Inc.

RECEIVED JUL 05 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

15 June 2006

NOTICE TO:	**NASD – CHICAGO**	**312-606-0742**
	NASD – WASHINGTON D.C.	**202-728-8341**
	SEC – CHICAGO	**312-353-7398**
	SEC – WASHINGTON D.C.	**202-942-~~9553~~ 9643**

RE: Early Warning Notice
Pursuant to NASD Rule 8210
SICOR Securities, Inc., Firm ID 016195, District 8

Pursuant to a review and restatement of the financial records for March 2006, the Net Capital requirement is now known to have been deficient as of March 31, 2006.

Our calculated Net Capital, for March 31, 2006, is less than 120% of our Minimum Net Capital. Minimum Net Capital was $14,062 based on AI as compared to Net Capital of $6,704. It was also determined that our Aggregate Indebtedness was in excess of 1500% of our Net Capital. (AI @ $210,927 and Net Capital @ $6,704)

The firm maintains a statutory net capital requirement of $5,000.00 US.

The firm's current net capital position is: $59,228 US.

Sincerely,

Gregory L. Merrick
Financial & Operations Principal

8141 North Main Street • Dayton, OH 45415 • 888.221.3101
Member NASD • MSRB • SIPC
Registered Investment Advisor

HP LaserJet 3330

TIS HOLDING INC
9378907850
Jun 15 2006 16:46

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
714	6/15/2006	16:45:53	Send	12029429643	0:00	0	Busy

SICOR Securities, Inc.

15 June 2006

NOTICE TO:

NASD - CHICAGO	312-606-0742
NASD - WASHINGTON D.C.	202-728-8341
SEC - CHICAGO	312-353-7398
SEC - WASHINGTON D.C.	202-942-~~9655~~ 9643

RE: Early Warning Notice
Pursuant to NASD Rule 8210
SICOR Securities, Inc., Firm ID 016195, District 8

Pursuant to a review and restatement of the financial records for March 2006, the Net Capital requirement is now known to have been deficient as of March 31, 2006.

Our calculated Net Capital, for March 31, 2006, is less than 120% of our Minimum Net Capital. Minimum Net Capital was $14,062 based on AI as compared to Net Capital of $6,704. It was also determined that our Aggregate Indebtedness was in excess of 1500% of our Net Capital. (AI @ $210,927 and Net Capital @ $6,704)

The firm maintains a statutory net capital requirement of $5,000.00 US.

The firm's current net capital position is: $59,228 US.

Sincerely,

Gregory L. Merrick
Financial & Operations Principal

HP LaserJet 3330

TIS HOLDING INC
9378907850
Jun-15-2006 17:13

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
719	6/15/2006	17:12:03	Send	12029429643	0:00	0	No Answer

SICOR Securities, Inc.

15 June 2006

NOTICE TO:	NASD - CHICAGO	312-606-0742
	NASD - WASHINGTON D.C.	202-728-8341
	SEC - CHICAGO	312-353-7398
	SEC - WASHINGTON D.C.	202-942-~~9555~~ 9643

RE: Early Warning Notice
Pursuant to NASD Rule 8210
SICOR Securities, Inc., Firm ID 016195, District 8

Pursuant to a review and restatement of the financial records for March 2006, the Net Capital requirement is now known to have been deficient as of March 31, 2006.

Our calculated Net Capital, for March 31, 2006, is less than 120% of our Minimum Net Capital. Minimum Net Capital was $14,062 based on AI as compared to Net Capital of $6,704. It was also determined that our Aggregate Indebtedness was in excess of 1500% of our Net Capital. (AI @ $210,927 and Net Capital @ $6,704)

The firm maintains a statutory net capital requirement of $5,000.00 US.

The firm's current net capital position is: $59,228 US.

Sincerely,

Gregory L. Merrick
Financial & Operations Principal

HP LaserJet 3330

[illegible] HOLDING INC
9378907850
Jun-15-2006 17:41

hp invent

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
726	6/15/2006	17:41:01	Send	12029429553	0:00	0	Busy

SICOR Securities, Inc.

15 June 2006

NOTICE TO:	NASD – CHICAGO	312-606-0742
	NASD – WASHINGTON D.C.	202-728-8341
	SEC – CHICAGO	312-353-7398
	SEC – WASHINGTON D.C.	202-942-~~9553~~ 9643

RE: Early Warning Notice
Pursuant to NASD Rule 8210
SICOR Securities, Inc., Firm ID 016195, District 8

Pursuant to a review and restatement of the financial records for March 2006, the Net Capital requirement is now known to have been deficient as of March 31, 2006.

Our calculated Net Capital, for March 31, 2006, is less than 120% of our Minimum Net Capital. Minimum Net Capital was $14,062 based on AI as compared to Net Capital of $6,704. It was also determined that our Aggregate Indebtedness was in excess of 1500% of our Net Capital. (AI @ $210,927 and Net Capital @ $6,704)

The firm maintains a statutory net capital requirement of $5,000.00 US.

The firm's current net capital position is: $59,228 US.

Sincerely,

Gregory L. Merrick
Financial & Operations Principal

8141 North Main Street • Dayton, OH 45415 • 888.221.3101
Member NASD • MSRB • SIPC
Registered Investment Advisor

23 June 2006

Notice to:	**NASD – Chicago**	**(312) 606-0742**
	NASD – Washington	**(202) 728-8341**
	SEC – Chicago	**(312) 353-7398**
	SEC – Washington	**(202) 942-9643**

RE: Amendment to 2005 Annual Audit

Please be advised that the firm has been provided updated information regarding the 2005 Annual Audit filing.

The updated information is attached for your review.

Sincerely,

Gregory L. Merrick
Financial & Operations Principal

MANNING & ASSOCIATES
Certified Public Accountants, LLC

John M. Manning, CPA | Sandra L. Comer, CPA | John C. Bensman, CPA | John M. Keller, CPA

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We audited the financial statements of Sicor Securities, Inc. as of and for the year ended December 31, 2005, and issued our report thereon dated February 21, 2006. This report also covered the Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission (Net Capital) as of December 31, 2005.

Subsequent to our report date, February 21, 2006, additional information was provided which advised that certificate of deposit #1997-F is an unallowable asset. Accordingly, the Net Capital computation of Sicor Securities, Inc. as of December 31, 2005, has been amended. A copy of the amended Net Capital computation is attached. Such information has been subjected to subsequent auditing procedures applied in the audit of basic financial statements and the amended Net Capital computation, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Manning & associates

Manning & Associates CPAs, LLC
previously known as Vanderhorst & Manning CPAs, LLC

June 22, 2006

Dayton | Email: dayton@manningcpallc.com
Sidney | 500 Folkerth Avenue | Sidney, Ohio 45365
Email: sidney@manningcpallc.com

SICOR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005
AMENDED

Net Capital				
Total Stockholders' Equity (Deficit)			$	278,607
Add Subordinated Borrowings Allowable in Computation of Net Capital				50,000
Total Capital and Allowable Subordinated Borrowings			$	328,607
Deductions and/or Charges:				
Receivables from Brokers or Dealers	$	528		
Other Receivables		63,481		
Certificate of Deposit #1997-F		100,000		
Tax Benefit Receivable		139,000		
Haircuts on Securities		300		
Other Assets		5,195		
Total Deductions				308,504
Net Capital			$	20,103
Aggregate Indebtedness				
Items Included in Statement of Financial Condition:				
Commissions Payable			$	33,261
Accounts Payable				43,825
Arbitration Settlement				54,300
Accrued Expenses				20,375
Loan Payable				50,000
Total Aggregate Indebtedness			$	201,761
Computation of Basic Net Capital Requirement				
Minimum Net Capital Required:				
Company			$	13,451
Total			$	13,451
Excess Net Capital at 1000 Percent			$	(74)
Ratio: Aggregate Indebtedness to Net Capital				10.04 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)				
Net Capital as Reported in Company's Part II (Unaudited) Focus Report			$	126,850
Other Audit Adjustments, Net				(106,747)
Net Capital Per Above			$	20,103

HP LaserJet 3330

TIS HOLDING INC
9378907850
Jun-26-2006 10:45

Fax Call Report

Job	Date	Time	Type	Identification	Duration	Pages	Result
826	6/26/2006	10:44:26	Send	12029429643	0:00	0	No Answer

SICOR Securities, Inc.

23 June 2006

Notice to:		
	NASD – Chicago	**(312) 606-0742**
	NASD – Washington	**(202) 728-8341**
	SEC – Chicago	**(312) 353-7398**
	SEC – Washington	**(202) 942-9643**

RE: Amendment to 2005 Annual Audit

Please be advised that the firm has been provided updated information regarding the 2005 Annual Audit filing.

The updated information is attached for your review.

Sincerely,

Gregory L. Merrick
Financial & Operations Principal

8141 North Main Street • Dayton, OH 45415 • 888.221.3101
Member NASD • MSRB • SIPC
Registered Investment Advisor